September 27, 2005


     Mail Stop 4561
     John R. Milleson
President and Chief Executive Officer
Eagle Financial Services, Inc.
2 East Main Street
P.O. Box 391
Berryville, Virginia

      Re:	Eagle Financial Services, Inc.
		Form 10-K for the period ended December 31, 2004
		File No. 0-20146

Dear Mr. Milleson:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant